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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

TIMBERLINE SOFTWARE CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

887134104

(CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)

CUSIP NO. 887134104	13G	PAGE 2 OF 7 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT, LLC - 95-4575414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION IS A CALIFORNIA LIMITED LIABILITY COMPANY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%

12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

United States
Securities and Exchange Commission

Schedule 13G

*********************

Item 1.	(a)	Issuer:	Timberline Software Corporation
	(b)	Address:	15195 NW Greenbrier Parkway Beaverton, OR 97006-5701
Item 2.	(a)	Filing Person:	Kayne Anderson Rudnick Investment Management, LLC
	(b)	Addresses:	1800 Avenue of the Stars, Second Floor Los Angeles, CA 90067
	(c)	Citizenship:	Kayne Anderson Rudnick Investment Management, LLC is a California limited liability company
	(d)	Title of Class of Services:	Common Stock
	(e)	Cusip Number:	887134104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

	(e)	Kayne Anderson Rudnick Investment Management, LLC, is an investment adviser registered under section 203 of the Investment Advisers Act of 1940
Item 4.	Ownership
	(a)	Amount Beneficially Owned:
Kayne Anderson Rudnick Investment Management, LLC
• Managed accounts 0
	(b)	Percent of Class: 0.00%

United States
Securities and Exchange Commission

Schedule 13G

TIMBERLINE SOFTWARE CORPORATION (Issuer)

**************************

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.
Item 8.	Identification and Classification of Members of the Group Not applicable
Item. 9.	Notice of Dissolution of Group Not applicable
Item 10.	Certification
By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

United States
Securities and Exchange Commission

Schedule 13G

TIMBERLINE SOFTWARE CORPORATION (Issuer)
**************************

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2002 Date

KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT, LLC

By:	/S/ RICHARD A. KAYNE

Richard A. Kayne, Management Committee Co-Chair & CEO

United States
Securities and Exchange Commission

Schedule 13G
(cover page)

TIMBERLINE SOFTWARE CORPORATION (Issuer)
**************************

Box 9.	The reported shares are owned by several accounts managed, with discretion to purchase or sell securities, by Kayne Anderson Rudnick Investment Management, LLC, a registered investment adviser.

Kayne Anderson Rudnick Investment Management, LLC disclaims beneficial ownership of the shares reported.

UNDERTAKING

The undersigned agree jointly to file the attached Statement of Beneficial Ownership on Schedule 13G with the U.S. Securities Exchange Commission and Timberline Software Corporation

Dated: January 31, 2002

KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT, LLC

By:	/S/ ALLAN M. RUDNICK

Allan M. Rudnick, Management Committee Co-Chair, CIO & President